Contact

www.linkedin.com/in/carlos-garces-647aa632 (LinkedIn)

Top Skills

Higher Education Administration

Higher Education

Student Affairs

Carlos Garces

Senior Assistant Dean of Admissions at Marquette University (Retired)

New Berlin, Wisconsin, United States

Experience

Marquette University
Senior Assistant Dean of Admissions
June 1984 - October 2016 (32 years 5 months)

Education

Marquette University
Master's degree, Communication, General · (1978 - 1984)